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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-1/A
                               (Amendment No. 6)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      and

                                 SCHEDULE 13D/A
                               (Amendment No. 6)

                   Under the Securities Exchange Act of 1934
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                             METROMAIL CORPORATION
                           (Name of Subject Company)

                       GREAT UNIVERSAL ACQUISITION CORP.
                       THE GREAT UNIVERSAL STORES P.L.C.
                                   (Bidders)

                            -----------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            -----------------------

                                   591680 103
                     (CUSIP Number of Class of Securities)

                            -----------------------

                                 John W. Peace
                 Executive Director and Chief Executive Officer
                   of Experian information services division
                       The Great Universal Stores P.L.C.
                        Leconfield House, Curzon Street
                            London, England  W1Y7FL
                               (44) 171 495-0070
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                            -----------------------

                                    Copy To:

                             Donald G. Lubin, Esq.
                         Sonnenschein Nath & Rosenthal
                                8000 Sears Tower
                            Chicago, Illinois 60606
                                 (312) 876-8000

                                 April 2, 1998
            (Date of Event Which Requires Filing of this Statement)

                           CALCULATION OF FILING FEE

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 Transaction
 Valuation*                                                 Amount of Filing Fee
--------------------------------------------------------------------------------
 $808,605,584                                                     $161,722
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* Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 22,516,996 shares of Metromail Corporation Common Stock, including the associated preferred stock purchase rights ("Shares"), which are outstanding at $34.50 per Share, and 2,087,119 Shares which are subject to outstanding options at $34.50 per Share less the exercise price of such options. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $161,722
     Form or Registration No.: Schedule 14D-1 and Amendment No. 4 to Schedule 14D-1
     Filing Party: Great Universal Acquisition Corp. and The Great Universal Stores P.L.C.
     Date Filed:  March 16, 1998 and March 30, 1998

Page 1 of 7 Pages                                        Exhibit Index on Page 7

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CUSIP No. 591680 103      Schedule 14D-1/A and 13D/A           Page 2 of 7 Pages



     This Amendment No. 6 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Schedule 13D, originally filed on March 16, 1998, as amended by Amendment No. 1 thereto filed on March 19, 1998, Amendment No. 2 thereto filed on March 23, 1998, Amendment No. 3 thereto filed on March 25, 1998, Amendment No. 4 thereto filed on March 30, 1998, and Amendment No. 5 thereto filed on March 31, 1998 (as so amended, the "Schedule 14D-1") by The Great Universal Stores P.L.C., a corporation organized under the laws of England, and its wholly-owned subsidiary, Great Universal Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights" and together with the Common Stock, the "Shares"), of Metromail Corporation, a Delaware corporation (the "Company"), at $34.50 per Share ($31.50 per Share if the Merger Agreement and the Stock Purchase Agreements, as such terms are defined in the Offer to Purchase, do not continue in full force and effect in accordance with their terms), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 16, 1998 (the "Offer to Purchase"), as amended and supplemented by the Supplement to Offer to Purchase, dated as of March 30, 1998 (the "Supplement"), and in the related revised Letter of Transmittal (which together constitute the "Offer"). The Offer to Purchase, the Supplement and the related revised Letter of Transmittal have been filed as exhibits (a)(1), (a)(14) and (a)(15), respectively, to the Schedule 14D-1. This Amendment also constitutes an amendment to the Schedule 13D filed on March 16, 1998 with respect to the acquisition by Parent and the Purchaser of beneficial ownership of Shares subject to the Stock Purchase Agreements.

     Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

Item 10. Additional Information.

     Item 10 is hereby amended and supplemented as follows:

     Section 4 of the Offer to Purchase is hereby amended by deleting the second sentence thereof and substituting the following therefor:

     All determinations concerning the satisfaction of such terms and conditions will be within the Purchaser's reasonable discretion, which determinations will be final and binding.

     Section 8 of the Offer to Purchase is hereby amended by deleting the last sentence of the second paragraph under the caption "Certain Estimates Prepared by the Company" and substituting the following therefor:

     NEITHER PARENT NOR THE PURCHASER ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE FORECASTS.

     Section 11 of the Offer to Purchase is hereby amended and supplemented by inserting the following immediately after the last paragraph under the captions "Donnelley Stock Purchase Agreement, "Executive Stock Purchase Agreements," and "Company Stock Purchase Agreement" thereof:

          Effect on Minimum Condition. Unless the Stock Purchase Agreements have been terminated in accordance with their respective terms, the Minimum Condition would be satisfied upon the purchase of Shares by Parent in accordance with the terms of such agreements without taking into account any Shares acquired pursuant to the Offer; provided, however, that the purchases pursuant to the Stock Purchase Agreements may only be consummated if Shares are accepted for payment pursuant to the Offer. See Section 14.

     Section 14 of the Offer to Purchase is hereby amended by deleting clause
(iii) of the first paragraph thereof and substituting the following therefor:

     (iii) at any time on or after the date of the Merger Agreement and on or before the Expiration Date,

     The first paragraph on the cover page of the Supplement is hereby amended and supplemented by deleting the cross-reference at the end thereof and substituting the following therefor:

     SEE THE INTRODUCTION TO THIS SUPPLEMENT AND SECTION 11 AND SECTION 14 OF THE OFFER TO PURCHASE.

CUSIP No. 591680 103      Schedule 14D-1/A and 13D/A           Page 3 of 7 Pages



     The second paragraph on the cover page of the Supplement is hereby amended and supplemented by adding the following immediately after the first sentence thereof:

     THE OUTCOME OF THE ABI LAWSUIT AND THE SHAREHOLDER LAWSUITS (AS SUCH TERMS ARE DEFINED HEREIN) COULD AFFECT THE MERGER AGREEMENT AND THE STOCK PURCHASE AGREEMENTS.

     The Introduction to the Supplement is hereby amended and supplemented by adding the following immediately after the second sentence of the third paragraph thereof:

     The outcome of the ABI Lawsuit and the Shareholder Lawsuits (as defined in Section 7 of this Supplement) could affect the Merger Agreement and the Stock Purchase Agreements. For example, if a court were to invalidate any provision of the Merger Agreement or Stock Purchase Agreements, the Offer Price would be $31.50 per Share because such agreements would not continue to be in full force and effect in accordance with their terms. At a preliminary injunction hearing by the Delaware Court of Chancery with respect to the ABI Lawsuit on March 27, 1998, the Chancellor denied a motion by ABI to preliminarily enjoin the Merger Agreement, and on April 2, 1998, the Delaware Supreme Court refused to hear ABI's appeal of such decision.

     Section 1 of the Supplement is hereby amended and supplemented by adding the following immediately after the first sentence thereof:

     The outcome of the ABI Lawsuit and the Shareholder Lawsuits (as defined in Section 7 of this Supplement) could affect the Merger Agreement and the Stock Purchase Agreements. For example, if a court were to invalidate any provision of the Merger Agreement or Stock Purchase Agreements, the Offer Price would be $31.50 per Share because such agreements would not continue to be in full force and effect in accordance with their terms. At a preliminary injunction hearing by the Delaware Court of Chancery with respect to the ABI Lawsuit on March 27, 1998, the Chancellor denied a motion by ABI to preliminarily enjoin the Merger Agreement, and on April 2, 1998, the Delaware Supreme Court refused to hear ABI's appeal of such decision.

     Section 1 of the Supplement is hereby amended and supplemented by adding the following immediately after the fifth (formerly the third) sentence thereof:

     If the Offer Price becomes $31.50 because the Merger Agreement and the Stock Purchase Agreements do not continue in full force and effect in accordance with their terms, the Offer will be extended to a date no less than ten business days from the date of such change in the Offer Price.

     Section 7 of the Supplement is hereby amended and supplemented by (i) deleting the word "three" in the first sentence of the fourth paragraph thereof and substituting the word "four" therefor and (ii) adding the following immediately prior to the word "respectively" in the second sentence of the fourth paragraph thereof:

     and Helen Korsinky v. Jonathan P. Ward, Susan L. Hendricks, Robert C. McCormack, Barton L. Faber, Peter F. Murphy, Thomas J. Quarles, Ronald G. Eidell, R.R. Donnelley & Sons Company, The Great Universal Stores, P.L.C. and Great Universal Acquisition Corporation (Case No. 16276NC)

     Section 7 of the Supplement is hereby amended and supplemented by deleting the last sentence of the fifth paragraph thereof and substituting the following therefor:

     On April 2, 1998, the Delaware Supreme Court refused to hear ABI's appeal of the decision of the Delaware Court of Chancery to deny ABI's motion to preliminarily enjoin the Merger Agreement.

CUSIP No. 591680 103      Schedule 14D-1/A and 13D/A           Page 4 of 7 Pages



     On April 3, 1998, the Company issued a press release, a copy of which is attached hereto as Exhibit (a)(25) and which press release is incorporated herein by reference.

Item 11. Materials to be filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding the following:

     (a)(25) Press Release issued by Parent, dated April 3, 1998

CUSIP No. 591680 103      Schedule 14D-1/A and 13D/A           Page 5 of 7 Pages



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 3, 1998          GREAT UNIVERSAL ACQUISITION CORP.



                              By:  /s/ Thomas A. Gasparini
                                 --------------------------------------------
                                  Name:  Thomas A. Gasparini
                                  Title: Vice President and General Counsel

CUSIP No. 591680 103      Schedule 14D-1/A and 13D/A           Page 6 of 7 Pages



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 3, 1998            THE GREAT UNIVERSAL STORES P.L.C.


                                By:  /s/ John W. Peace
                                   -----------------------------
                                      Name:  John W. Peace
                                      Title: Director

CUSIP No. 591680 103      Schedule 14D-1/A and 13D/A           Page 7 of 7 Pages



                               INDEX TO EXHIBITS

Exhibit
Number                            Exhibit
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(a)(25)     Press Release issued by Parent, dated April 3, 1998